QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(In thousands, except Ratio)
Fixed charges:
Interest expense	$3,967	$11,608	$16,518	$12,844	$836
Interest expense charged against gain on bond exchanges	5,527	—	—	—	—
Amortization of deferred financing costs	333	672	1,027	817	—
Interest expense included in rent expense	402	446	438	374	64
Preferred stock dividends	—	—	—	—	1,020

Total fixed charges	$10,229	$12,726	$17,983	$14,035	$1,920

Earnings:
Loss from continuing operations	$(10,938)	$(56,501)	$(140,919)	$(62,292)	$(21,087)
Fixed charges	10,229	12,726	17,983	14,035	1,920
Preferred stock dividends	—	—	—	—	(1,020)

Total Earnings	$(709)	$(43,775)	$(122,936)	$(48,257)	$(20,187)

Ratio	(0.1)	(3.4)	(6.8)	(3.4)	(10.5)

Deficiency of Earnings	$10,938	$56,501	$140,919	$62,292	$22,107

QuickLinks

Ratio of Earnings to Fixed Charges